Filed Pursuant to Rule 433 under the Securities Act of 1933
Issuer Free Writing Prospectus dated October 1, 2010
Relating to Preliminary Prospectus dated October 1, 2010
Registration Statement No. 333-169706
GEOEYE, INC.
Pricing Term Sheet
This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus (the “Preliminary Prospectus”). The information in this Pricing Term Sheet supplements the Preliminary Prospectus and updates and supersedes the information in the Preliminary Prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus. Terms used and not defined herein have the meanings assigned in the Preliminary Prospectus.

Issuer:	GeoEye, Inc.
Title of Securities:	8.625% Senior Secured Notes due 2016
Aggregate Principal Amount:	$125,000,000
Net Proceeds to Issuer (Before Expenses):	$122,187,500
Distribution:	SEC Registered
Price to Public (Issue Price):	100% of face amount, plus accrued interest from October 8, 2010.
Final Maturity Date:	October 1, 2016
Coupon:	8.625%
Yield to Maturity:	8.625%
Spread to Benchmark Treasury:	+702 bps
Benchmark Treasury:	UST 3.000% due 9/30/2016
Interest Payment Dates:	April 1 and October 1
First Interest Payment Date:	April 1, 2011
Ratings:	B3 / B-
Optional Redemption:	Make-whole call at Treasury +50 prior to October 1, 2013

On and after October 1, 2013, at the prices set forth below (expressed as percentages of the principal amount), plus accrued and unpaid interest:

Date	Price
October 1, 2013	104.313%
October 1, 2014	102.156%
October 1, 2015 and thereafter	100.000%

Optional Redemption with Equity Proceeds:	In addition, on or prior to October 1, 2013, up to 35% at a redemption price equal to 108.625% of the principal amount thereof, plus accrued and unpaid interest thereon.

Change of Control:	Putable at 101% of principal amount thereof, plus accrued and unpaid interest.
CUSIP/ISIN Numbers:	CUSIP: 37250WAD0 ISIN: US37250WAD02
Trade Date:	October 1, 2010
Settlement:	T+5 (October 8, 2010)
Denominations/Multiple:	$2,000/$1,000
Joint Book-Running Managers:	J.P. Morgan BofA Merrill Lynch Deutsche Bank Securities

Co-Managers:	Canaccord Genuity Dougherty & Company LLC Merriman Capital Raymond James
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to October 5, 2010 will be required, by virtue of the fact that the Notes initially will settle T+5 (on October 8, 2010) to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade Notes prior to October 5, 2010 should consult their own advisors.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-270-3994.